40-33

811-5667

STRONG

STRONG CAPITAL MANAGEMENT

One Hundred Heritage Reserve | Menomonee Falls, Wisconsin 53051

04007398

February 5, 2004

Division of Investment Management
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

RECEIVED FEB 06 2004

Re: Strong Capital Management, Inc.

Dear Sir or Madam:

Per Section 33 of the Investment Company Act of 1940, please find enclosed one pleading that has been filed against Strong Capital Management, Inc. ("SCM") and various Strong Funds. Please see Attachment A for a list of the registered investment companies for which SCM acts as investment adviser.

Please call me at (414) 577-7570 if you have any questions.

Sincerely,

Jeanine M. Bajczyk
Associate Counsel

PROCESSED
FEB 11 2004
THOMSON FINANCIAL

Enclosures

Attachment A

Registered Investment Company	*File Number*
Strong Advantage Fund, Inc.	811-5667
Strong Asia Pacific Fund, Inc.	811-8098
Strong Balanced Fund, Inc.	811-3256
Strong Common Stock Fund, Inc.	811-5687
Strong Conservative Equity Funds, Inc.	811-7656
Strong Corporate Bond Fund, Inc.	811-4390
Strong Discovery Fund, Inc.	811-5341
Strong Equity Funds, Inc.	811-8100
Strong Equity Funds II, Inc.	811-4384
Strong Government Securities Fund, Inc.	811-4798
Strong Heritage Reserve Series, Inc.	811-7285
Strong High-Yield Municipal Bond Fund, Inc.	811-7930
Strong Income Funds, Inc.	811-6195
Strong Income Funds II, Inc.	811-7335
Strong Income Trust	811-21209
Strong International Equity Funds, Inc.	811-6524
Strong Large Cap Growth Fund, Inc.	811-3254
Strong Life Stage Series, Inc.	811-9091
Strong Money Market Fund, Inc.	811-4374
Strong Municipal Bond Fund, Inc.	811-4769
Strong Municipal Funds, Inc.	811-4770
Strong Opportunity Fund, Inc.	811-3793
Strong Opportunity Fund II, Inc.	811-6552
Strong Short-Term Bond Fund, Inc.	811-5108
Strong Short-Term Global Bond Fund, Inc.	811-8320
Strong Short-Term Municipal Bond Fund, Inc.	811-6409
Strong Variable Insurance Funds, Inc.	811-6553

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF WISCONSIN

SIMON J. DENENBERG as TRUSTEE for the SARAH ROSS TRUST, derivatively on behalf of STRONG LARGE CAP GROWTH FUND, the "STRONG INVESTMENT COMPANIES" and the "STRONG FUNDS"[1]	**CIVIL ACTION NO.** 04-CV-123
Plaintiff	
v.	
STRONG FINANCIAL CORPORATION, STRONG CAPITAL MANAGEMENT, INC. CANARY CAPITAL PARTNERS, LLC, CANARY INVESTMENT MANAGEMENT, LLC, CANARY CAPITAL PARTNERS, LTD., RICHARD S. STRONG, THOMAS M. ZOELLER, DAVID BRAATEN, ANTHONY D'AMATO, WILLIE D. DAVIS, STANLEY KRITZIK, WILLIAM F. VOGT, NEAL MALICKY and GORDON GREER,	**JURY TRIAL DEMANDED**
Defendants	
and	
the STRONG LARGE CAP GROWTH FUND, the STRONG INVESTMENT COMPANIES and the STRONG FUNDS,	
Nominal Defendants	

DERIVATIVE COMPLAINT

The plaintiff, Simon J. Denenberg, as Trustee for the Sarah Ross Trust, derivatively, on behalf of the Strong Large Cap Growth Fund and each of the Strong Investment Companies and Strong Funds, hereby complains against the Defendants as follows:

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[1] A list of the "Strong Investment Companies" and the "Strong Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A.

JURISDICTION AND VENUE

1. This Court has jurisdiction over this action pursuant to Section 44 of the Investment Company Act of 1940 ("Investment Company Act"), 15 U.S.C. § 80a-43; Section 214 of the Investment Advisers Act of 1940, 15 U.S.C. § 80b-14; Section 27 of the Securities Exchange Act of 1934 (the "Exchange Act"), 15 U.S.C. § 78aa; and 28 U.S.C. § 1331.

2. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they are part of the same case or controversy as the federal claims alleged.

3. Venue is proper in this judicial district because some or all of the Defendants conduct business in this district and some of the wrongful acts alleged herein took place or originated in this district. In addition, the Defendants maintain headquarters in this judicial district.

4. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

PARTIES

5. Plaintiff Simon J. Denenberg, a resident of Montgomery County, Pennsylvania, purchased shares of the Strong Large Cap Fund prior to November 2002, as Trustee for the Sarah Ross Trust and continues to hold such shares.

6. *Defendant Strong Financial Corporation* ("SFC") is a privately-held Wisconsin corporation with its headquarters in 100 Heritage Reserve, Menomonee Falls, Wisconsin. According to its web site, SFC "offer[s] a full range of financial services . . . helping families reach their financial goals for over 25 years . . . [with its] sole-focus . . . on long-term investing that benefits our clients." For individual investors, SFC offers a diverse family of mutual funds,

brokerage services, managed portfolios and other investment products and financial services. As a result of the acts and events described in this Complaint, SFC is now up for sale.

7. *Defendant Strong Capital Management, Inc.* ("SCM") is the investment adviser for the Strong Funds. SCM began conducting business in 1974. SCM provides investment management services for the Strong Funds and other investment portfolios and, as of July 31, 2003, represented assets of over $42.1 Billion. Since the events described in this Complaint were first made public, the Strong Funds have experienced an outflow of in excess of $3 Billion.

8. SFC and SCM are sometimes referred to together as "Strong" or the "Strong Defendants."

Canary Defendants

9. *Defendant Canary Capital Partners, LLC* ("CCP"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CCP was a hedge fund engaged in the business of late trading and timing mutual funds. *Defendant Canary Capital Partners, Ltd.* ("CCP Ltd."), is a Bermuda limited liability company. At all relevant times, CCP Ltd. was also a hedge fund engaged in the business of timing mutual funds. *Defendant Canary Investment Management, LLC* ("CIM"), is a New Jersey limited liability company with its principal offices in Secaucus, New Jersey. At all relevant times, CIM managed the assets of CCP and CCP Ltd. As of July 2003, Canary Investment Management had received approximately $40 million in Canary management and incentive fees. The size of these fees reflects the phenomenal success Canary enjoyed both in terms of its trading results and the amount of capital it was able to gather in the fund in large part due to the events and circumstances described in this Complaint. CCP, CCP Ltd. and CIM are collectively referred to herein as "Canary" or the "Canary Defendants."

Officer Defendants

10. *Defendant Richard S. Strong* ("Richard Strong") was, at relevant times, the Chairman, Chief Investment Officer, Chief Executive Officer and Director of SCM. In that capacity he is and was ultimately responsible for the actions of Strong. He was and is also 90% owner of SCF, the holding company that owns SCM.

11. *Defendants Thomas M. Zoeller, David Braaten, and Anthony D'Amato,* at relevant times comprised the Office of the Chief Executive of SFC, and in that capacity were and are responsible for the day-to-day operations of the Strong Defendants, including its Legal, Compliance, and Corporate Affairs.

12. As a result of the events described in this Complaint, Defendant D'Amato was forced to resign his position with SFC.

13. The defendants described in paragraphs 10-11 are referred to together as the "Officer Defendants."

Director Defendants

14. Each of the 72 Strong Funds and each of the 26 Investment Companies that hold the Strong Funds are presided over by a Board of Directors, which manages the funds' business and affairs and elects its officers. Each Strong Fund has the same Board of Directors comprised of

- Richard S. Strong (see ¶ 10 above),
- Willie D. Davis,
- Stanley Kritzek,
- Neal Malicky,
- Gordon Greer, and
- William F. Vogt

The directors described in this paragraph including Richard Strong, are referred to together as the "Director Defendants."

15. With the exception of Richard Strong, none of the Director Defendants holds an investment position in the Strong Funds. Each Director is paid in excess of $100,000 annually for his service on the 72 Boards of Directors of the Strong Funds.

Nominal Defendants

16. *Nominal Defendants* are the Strong Large Cap Growth Fund, the 26 Strong Investment Companies and the 72 Strong Funds ("Nominal Defendants") which are listed on Exhibit A. The 26 Strong Investment Companies are registered under the Investment Company Act as no load, open-end management investment companies. Each is Wisconsin corporation with its principal place of business in Menomonee Falls, Wisconsin. The Board of Directors of each of the Strong Funds consists of the Director Defendants.

PRELIMINARY STATEMENT

17. This derivative action is brought to recover damages for injuries to the Strong Investment Companies, the Strong Growth Large Cap Fund and the Strong Funds and each of them caused by the Defendants' breaches of fiduciary duty and Defendants' unlawful and manipulative trading activities and devices in the Strong Funds which operated as a fraud and deceit on the plaintiff and the Nominal Defendants (hereafter together "Plaintiff").

Fiduciary Duty

18. Each of the Strong Defendants and the Officer Defendants and Director Defendants owed to the Strong Funds and their shareholders the fiduciary duties of loyalty, candor and fair dealing, and under the Investment Company Act, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and assets, owed the duty not to place their own financial interests above

those of the Strong Funds and their shareholders, and owed the duty of full and candid disclosure of all material facts thereto.

Manipulative Devices

19. Like all other mutual funds, the Strong Funds shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:01 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing" and has been required by law since 1968.

20. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not reflect those events. "Late trading can be analogized to betting today on yesterday's horse races."[2] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, *the mutual fund manager has to either sell stock, or use cash on hand -- stock and cash that used to belong in the shareholder and the fund* -- to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund.

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[2] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

21. Timing. Another manipulative practice used by Defendants to exploit mutual fund pricing is known as "timing," which involves short-term "in-and-out" trading of mutual fund shares. One timing scheme is *"time zone arbitrage,"* which takes advantage of the fact that some funds use "stale" prices to calculate NAV. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated. A typical example is a U.S. mutual fund that invests in Japanese companies. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

22. Another "timing" scheme is *"liquidity arbitrage."* Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

23. The device of "timing" is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing. The effect of "timing" is to artificially increase the

frequency of transactions in a mutual fund, and consequently *increase the fund's transaction costs* substantially above what would be incurred if only buy-and-hold investors were trading in the fund's shares. *The increased transaction costs, as well as additional capital gains taxes, reduces the assets of the fund and in turn its NAV.*

24. Timing also disrupts the trading program of the funds' managers forcing ill-timed redemption and depleting cash in the fund.

25. Continued *successful* late-trading or timing requires the complicity of a funds' management, which Canary received from the Strong Defendants, including Defendant D'Amato. A *Wall Street Journal* article dated November 19, 2002 reported that D'Amato personally met with the Canary's principal, Edward Stern, in October 2002 to cut the deal with Canary to time Strong Funds.

26. Because of the harm timing can cause, honest fund managers often seek to minimize the disruptive impact of timers by keeping cash on hand to pay out the timers' profits without having to sell stock. However, such efforts by honest fund managers to counter the ill effects of "timing" on their funds does not eliminate the practice, it only reduces it. Indeed, one recent study estimated that U.S. mutual funds lose $4 billion per year to timers. See Eric Zitzewitz, Who Cares About Shareholders? Arbitrage-Proofing Mutual Funds (October 2002) 35, http://faculty-gsb.stanford.edu/zitzewitz/Reseach/arbitrage1002.pdf.

27. Insider Timing. "Timing" is not a quick-buck device limited to third parties like Canary who act either alone or in complicity with fund managers. Fund insiders, like portfolio managers, are sometimes unable to resist the opportunity for quick profits at the expense of the funds offered by timing opportunities. In the case of the Strong Funds, it was the Chairman, Richard Strong, who gave in to this temptation.

FACTUAL BACKGROUND

28. Defendants perpetrated manipulative schemes on the Strong Funds, from at least from 1999 to 2003, directly or with the complicity of the Strong Defendants. The schemes violated the Defendants, the investment adviser's and the fund manager's fiduciary duties to the funds but gained the managers substantial fees and other income for themselves and their affiliates.

29. SCM is the manager and investment adviser for all of the Strong Funds. While each mutual fund is distinct, as a practical matter the manager/investment adviser runs all of the Strong Funds and all of the Strong Investment Companies. The portfolio managers are all employees of the manager/investment advisor. SCM, and in turn, SFC makes its profit from fees it charges the funds for financial advice and other services. Such fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the Strong Defendants make. Knowing this, the timer frequently offers the fund manager/advisor more assets in exchange for the right to time, so called "sticky assets."

Canary's Ruse

30. The Canary Defendants uncovered significant timing opportunities in 2000, 2001, 2002 and 2003, starting with small cap technology funds. By July of 2003, Canary had negotiated timing agreements with approximately thirty mutual fund families, including the Strong Funds, many of which involved "sticky assets."

31. In 1998, Canary achieved profits of 18 percent, and in 1999 its profits soared to 110 percent. In the year 2000, Canary achieved a net return of 49.5 percent while the S&P 500 declined by 9 percent and the NASDAQ declined by 39 percent. By early 2001, Canary had $184 million in assets.

32. In 2001, Canary earned a net return of 28.5 percent, while the S&P 500 and the NASDAQ declined by 13 percent and 21 percent, respectively. By the end of 2001, Canary's

assets had swelled to nearly $400 million. In 2002, Canary earned 15% (net of fees) in 2002, while the S&P 500 and the NASDAQ declined by 23% and 31%, respectively. Canary's assets soared to $730 million.

33. After achieving disappointing profits of just of 1.5 percent in the first five months of 2003, as U.S. equity markets were rising, Canary returned all funds contributed by outside investors. A letter accompanying the checks to investors stated: "We hope that you considered the ride to be a good one."

Strong Succumbs

34. Beginning in or about November 2002, the Strong Defendants succumbed to Canary's temptation and granted it permission to time the Strong Growth 20 Fund, Strong Growth Fund, Advisor Mid Cap Growth Fund, **Strong Large Cap Growth Fund** and Strong Dividend Income Fund. These funds are sometimes herein referred to collectively as the "Damaged Funds." In exchange, Canary agreed to park money (i.e., sticky assets) in other areas of Strong managed mutual funds for cash management and hedge fund purposes. Canary timed the Damaged Funds during 2002 and 2003.

35. An internal Strong email dated November 26, 2003, documented the agreement between Strong and Canary:

> "[Canary] will be opening a brokerage account . . . valued somewhere around $18 million dollars. The purpose of the brokerage account will be to trade mutual funds and trade on margin. [It] will be actively trading the mutual funds that [a Portfolio Manager] manages, but will not trade more than 1% of the total assets of the fund on any one day. . . . The client will also have substantial additional assets in other areas of Strong for Cash Management and Hedge Fund purposes.

The trading arrangement was documented in more detail in a letter to Canary that same day:

- The following funds are available for your strategy;
- Strong Growth 20 Fund
- Strong Growth Fund
- Advisor Mid Cap Growth Fund
- Strong Large Cap Growth Fund
- Strong Dividend Income Fund

- If your assets are not invested in one of the above funds then these assets will reside in one of the Strong Money Markets.
- You will need to be invested in any fund on the last day of the month if you are invested in that same fund on the first day of that same month.
- All funds will be available for margin according to Reg T.
- We will need trading instructions from you by 2:45 PM CST/3:45 PM EST on any day you wish to trade.
- All positions are limited to 1% of the assets within the fund....

36. An e-mail from Strong the following day alerted its transfer agent and clearing broker to the arrangement with Canary so that the Canary trades would not be rejected for "flipping."[3]

37. Throughout the period of Canary's timing, Strong regularly provided Canary with detailed breakdowns of the portfolios of the target funds. This enhanced Canary's timing ability by providing them additional information as to when it was most advantageous to exit a short term mutual fund position. Furthermore, the reports allowed Canary to sell short the stocks that the portfolios contained and allowed Canary to front-run the mutual funds' own selling of stocks it had investments in and was actively disposing of or hedge its short term Strong fund position.

Strong Prospectuses

38. A typical prospectus for a Strong Fund did not disclose the Strong Defendants' approved market timing activity in the Damaged Funds. Nor does any prospectus to investors in the Strong Funds provide any warnings that their funds could be used for timing. Instead the prospectuses state that Strong actively policed market timers by identifying and barring timers from its funds. For example, a prospectus for one of the Strong Funds Canary timed reads:

> Market Timers
> The Fund will consider the following factors to identify market timers: shareholders who (1) have requested an exchange out of the fund within 30 days of an earlier exchange request; (2) have exchanged shares out of the Fund more than twice in a calendar quarter; (3) have exchanged shares equal to at least $5

[3] In this context, flipping refers to the practice of investing in shares of a mutual fund and selling the shares shortly thereafter. The term is used throughout this Complaint as short term trading.

> million or more than 1% of the Fund's net assets; or (4) otherwise seem to follow a timing pattern. . . .

The prospectus provides notice that Strong explicitly reserves the right to prohibit and bar market timers:

> We reserve the right to:
>
> Refuse, change, discontinue, or temporarily suspend account services, including purchase, exchange, or telephone, facsimile and online account redemption privileges, for any reason.
>
> Reject any purchase request for any reason, including exchanges from other Strong Advisor Funds or Strong Funds. Generally, we do this if the purchase or exchange is disruptive to the efficient management of a fund (due to the timing of the investment or an investor's history of excessive trading).

39. In the face of the stated policy and their fiduciary duties, the Strong Defendants knowingly, deceptively permitted and actively facilitated the Canary Defendants' market timing, by entering into relationships with the Canary Defendants to allow them to conduct late trading and/or market timing on the Strong Mutual Funds to the detriment of the Strong Funds.

40. Canary wrote to Strong in May 2003:

> Hey, we are going to be doubling up our mutual fund positions in a week or two. Some time shortly thereafter, we will double up on our hedge fund position.

<u>Insider Timing</u>

41. On September 3, 2003, New York Attorney General Elliot Spitzer made public a complaint against Canary for past events and transactions described in this Complaint. (See note 2 supra). The NYAG Complaint described in detail the activities of Canary and the complicity of certain fund families or complexes, including the Strong Funds.

42. Shortly after the NYAG complaint against Canary was made public, the *Wall Street Journal* reported that Richard Strong had been accused of short-term trading in the Strong Funds earning a profit of $600,000. Richard Strong denied any wrongdoing, but on November 2, 2003, he resigned as Chairman of the Board of SCF and

chief investment officer, but he kept his job (at least for the interim) as Chairman and CEO of SCM. SCF is a privately held company. Richard Strong owns approximately 90%.

43. On December 21, 2003, SFC admitted that Richard Strong had engaged in short-term trading exceeding the prospectus guidelines for the Strong Fund.

44. The NYAG has announced it was considering criminal charges against Richard Strong, and the SEC announced it was weighing civil charges. Over 40 class actions have been filed on behalf of Strong Fund investors.

45. SCF retained the services of a major Wall Street investment bank to find a suitable purchase for SCF.

Damages

46. As a result of the Defendants' misconduct, Morningstar, Inc., a leading mutual fund research and rating firm, took the unprecedented action of advising investors to "dump" funds managed or offered by Strong.

47. The events described in this Complaint have had and will have a series of deleterious effects on the Strong Funds, including but not limited to loss of confidence of the investing public in the integrity and management of the Strong Funds, resulting in a $3 Billion outflow causing the Strong Funds' NAV to decline and the market value of the funds to decline.

48. As a result of Defendants' misconduct, the Strong Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Strong Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Strong Funds.

49. As a result of Defendants' misconduct described in this Complaint, Wisconsin ended its exclusive contract with the Strong Funds for the state EdVEST (§529) plan, which currently has $53.5 million invested and hired Foley & Lardner to audit the state's pension plan

investments for the Strong Funds, Oregon fired SCM as manager of its college savings plan, Idaho Endowment Board fired SCM, Matrix Advisers Value Fund announced it would probably not sell itself to SCM, and Chiquita Brands announced it was examining the use of Strong Funds as permitted investments for its § 401 plans.

DEMAND EXCUSED ALLEGATIONS

50. The Plaintiff has not made demand upon directors of Strong to bring an action against the Canary Defendants, the Strong Defendants, and other culpable parties to remedy such wrongdoing.

(a) Demand is excused because no such demand is required for the Plaintiff to assert a federal claim under Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Strong Defendants.

(b) Demand is also excused because the unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors under any circumstances.

(c) Demand is also excused because the unlawful acts and practices alleged herein involve self-dealing on the part of the Strong Defendants and its directors and officers, who manage and control the day-to-day affairs of the Strong Funds.

(d) Demand upon the Director Defendants, who are directors of the Strong Funds, is also excused because the directors of the Strong Funds are all hand-picked by management of SFC and/or SCM, and thus owe their positions as well as their loyalties solely to them and lack sufficient independence to exercise business judgment.

(e) Finally, demand is excused because such demand would be futile. The unlawful acts and practices alleged herein have been the subject of an intense investigation by the Attorney General of the State of New York culminating in a civil complaint filed September

3, 2003 and several indictments.[4] Consequently, the Defendants and each of them already have been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Strong Funds. No shareholder demand could or would prompt the directors to take action if the New York Attorney General's investigation did not.

COUNT I

Violation Of Section 36 Of The Investment Company Act And For Control Personal Liability Under The Investment Company Act (Against the Strong Defendants and the Officer Defendants)

51. Plaintiff incorporates by reference all paragraphs above.

52. Pursuant to Section 36 of the Investment Company Act, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

53. Pursuant to Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder against an investment advisor or any affiliated person who has breached his or its fiduciary duty concerning such compensation or other payments.

54. As alleged above in this Complaint, each Strong Defendant and each Officer Defendant breached his or its fiduciary duty with respect to the receipt of compensation or other payments from the Strong Funds or their shareholders.

55. By agreeing and/or conspiring with the Canary Defendants to permit and/or encourage Canary to time the Strong Funds, the Strong Defendants placed their own self-interest in maximizing their compensation and other payments over the interest of the Strong Funds and their shareholders.

[4] See note 2 supra.

56. By virtue of the foregoing, the Strong Defendants and the Individual Defendants have violated Section 36(b) of the Investment Company Act, 15 U.S.C. § 80a-35(b).

57. As a direct and proximate result of the Strong Defendants and the Individual Defendants' wrongful conduct, the assets and value (including the NAV) of the Strong Funds have been reduced and diminished and the corporate assets of the Strong Funds have been wasted and the Strong Defendants and the Officer Defendants are liable.

COUNT II

VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISERS ACT OF 1940 (Against SCM and the Officer Defendants)

58. Plaintiff incorporates by reference all paragraphs above.

59. This Count II is based on Section 215 of the Investment Advisors Act of 1940, 15 U.S.C. § 8b-15 ("IAA").

60. SCM was the investment adviser to the Strong Funds pursuant to the IAA and as such was a fiduciary under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

61. SCM and the Officer Defendants breached their fiduciary duties to the Strong Funds by engaging in the acts described in this Complaint which were acts, practices and courses of business that were knowingly, deliberately and recklessly fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

62. SCM is liable to the Strong Funds and their shareholders as a direct participant in the wrongs alleged in this Count II. SCM has and had authority and control over the Strong Funds and the Officer Defendants and their operations including the ability to control the manipulative and illegal acts described in this Complaint.

63. As a direct and proximate result of said defendants' wrongful conduct as alleged in this Complaint, the assets and value (including NAV) of the Strong Funds have been reduced

and diminished and the corporate assets of the Strong Funds have been wasted and Strong Management and the Individual Defendants have collected illegal profits and fees.

COUNT III

VIOLATION OF SECTION 10(b) OF THE EXCHANGE ACT AND RULE 10b-5
(Against SCM, Richard Strong and the Canary Defendants)

64. Plaintiff repeats and realleges all paragraphs above.

65. SCM and the Canary Defendants directly engaged in a common plan, scheme, and unlawful course of conduct, pursuant to which they knowingly or recklessly engaged in acts, transactions, practices and courses of business and manipulative devices which operated as a fraud and deceit on the Strong Funds. The purpose and effect of the scheme, plan, and unlawful course of conduct was, among other things, to deceive and harm the plaintiff and cause the Strong Funds to sell securities at artificially deflated values as described in the Complaint.

66. The Strong Funds have suffered damages as a result of the wrongs herein alleged in an amount to be proved at trial.

67. By reason of the foregoing, said defendants have violated Section 10(b) of the Exchange Act and Rule 10b-5 promulgated thereunder and are liable to the Strong Funds for damages which they suffered in connection with the purchase or sale of securities in those funds.

COUNT IV

VIOLATION OF SECTION 20(a) OF THE EXCHANGE ACT
(Against SFC, Richard Strong and the Officer Defendants)

68. Plaintiff repeats and realleges all paragraphs above.

69. SFC, Richard Strong and the Officer Defendants each acted as a controlling person of SCM within the meaning of Section 20(a) of the Exchange Act as alleged herein. By virtue of their active participation in and/or awareness of SCM's day-to-day operations, SFC, Richard Strong and the Officer Defendants had the power to influence and control and did influence and control, directly or indirectly, the decision-making of SCM. SFC, Richard Strong

and the Officer Defendants had unlimited access to SCM's records of transactions and had the ability to prevent SCM from engaging in the schemes and artifices to defraud complained of in this Complaint.

70. SFC, Richard Strong and the Officer Defendants had direct and supervisory involvement over the day-to-day operations of SCM and, therefore, are presumed to have had and did have the power to control or influence the particular transactions giving rise to the securities violations as alleged herein, and exercised the same.

71. By virtue of their position as controlling persons, SFC, Richard Strong and the Officer Defendants are liable pursuant to Section 20(a) of the Exchange Act. As a direct and proximate result of their wrongful conduct, the Strong Funds suffered damages in connection with the acts and practices alleged in this Complaint.

COUNT V

Common Law Breach Of Fiduciary Duty (Against the Strong Defendants, Officer Defendants and the Director Defendants)

72. Plaintiff incorporates by reference all of the paragraphs above.

73. The Strong Defendants, the Officer Defendants and the Director Defendants and each of them owed to the Strong Large Cap Growth Fund, the Strong Funds and their shareholders, the duty to exercise due care and diligence, honesty and loyalty in the management and administration of the affairs of each Strong Fund and in the use and preservation of its property and assets, and owed the duty of full and candid disclosure of all material facts thereto. Further, said defendants owed a duty to each of the Strong Funds and their shareholders not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

74. To discharge those duties, the Strong Defendants, the Officer Defendants and the Director Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Strong Funds.

75. As alleged in this Complaint, each of said defendants breached his or its fiduciary duty by receiving excessive compensation or payments in connection with the timing schemes and other manipulative schemes as alleged in this Complaint.

76. As alleged above, each of said defendants also breached his or its fiduciary duty to preserve and not to waste the assets of the Strong Funds and each of them by permitting or incurring excess charges and expenses to the Strong Funds in connection with the Canary Defendants' timing scheme.

COUNT VI

AIDING AND ABETTING BREACH OF FIDUCIARY DUTY
(Against the Canary Defendants)

77. Plaintiff repeats and realleges all paragraphs above.

78. The Canary Defendants knew of the existence of the fiduciary duty between the Strong Defendants, Officer Defendants and the Director Defendants and the Strong Funds and knew the extent of that duty. The Canary Defendants knew that the acts of late trading and "timing" made by them on the Strong Funds, knew that these acts are manipulative devices and knew that these acts were a breach of the fiduciary duties the Strong Defendants, the Officer Defendants and the Director Defendants owed to the Strong Funds. The Canary Defendants maliciously, without justification and through unlawful means, aided and abetted and conspired with the Strong Defendants, the Officer and Director Defendants in breaching their fiduciary duties and provided substantial assistance and encouragement to the Strong Defendants, the Officer and the Director Defendants in violating their fiduciary duties in the manner and by the actions described in this Complaint.

79. The Canary Defendants are jointly and severally liable with the Strong Defendants, the Officer Defendants and the Director Defendants to the Strong Funds for damages proximately caused by their aiding and abetting as alleged herein.

80. As a direct and proximate result of Canary Defendants' wrongful conduct, the assets and value (including the NAV) of the Strong Funds have been reduced and diminished and the corporate assets of the funds have been wasted.

COUNT VII

CIVIL CONSPIRACY
(Against All Defendants)

81. Plaintiff repeats and reallege all paragraphs above.

82. The Defendants entered into an agreement or agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and by their actions demonstrated the existence of an agreement and combination.

83. The Defendants by their actions have manifested actual knowledge that a tortious or illegal act or acts was planned and their intention to aid in such act or acts.

84. The Defendants maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and proximately causing injury and damages to the Plaintiff for which they are jointly and severally liable.

85. The Strong Funds have suffered damages as a result of the wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

WHEREFORE, Plaintiff prays for judgment as follows:

A. Removing each of the Board of Directors of each Strong Fund named in this Complaint and replacing them with independent Board members,

B. Rescinding the management contracts for the Strong Funds with SCM and replacing the manager,

C. Awarding monetary damages against all of the Defendants, jointly and severally, in favor of the Strong Funds, for all losses and damages suffered as a result of the wrongdoings alleged in this Complaint, including punitive damages where appropriate, together with interest thereon,

D. Ordering Defendants to disgorge all profits earned on unlawful trading and all management fees earned during the period of such trading,

E. Awarding Plaintiff the fees and expenses incurred in this action, including reasonable allowance of fees for plaintiff's attorneys, and experts,

F. Granting Plaintiff such other and further relief as the Court may deem just and proper.

JURY TRIAL DEMANDED

Plaintiff hereby demands a trial by jury of all issues so triable.

Dated: Madison, Wisconsin
January 28, 2004

SUSAN LaCAVA, SC

By: ______________________

Susan LaCava
23 N. Pinckney, Ste 300
Madison, WI 53703
(608)258-1335
(608)258-1669 fax
sl@susanlacava.com

CHIMICLES & TIKELLIS
Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

ATTORNEYS FOR PLAINTIFF